UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Horizon Pharma plc

(Name of Issuer)

Ordinary shares, nominal value $0.0001 per share

(Title of Class of Securities)

G4617B 105

(CUSIP Number)

Balaji Venkataraman

13185 Owens Way

Alpharetta, GA 30004

(201) 836-2308

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Reb D. Wheeler, Esq.

John P. Berkery, Esq.

Mayer Brown LLP

1675 Broadway

New York, New York 10019

(212) 506-2414

November 13, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. G4617B 105

1.	Name of Reporting Person Balaji Venkataraman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO(1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With(1)	7.	Sole Voting Power: 4,346,640 (1)(2)
	8.	Shared Voting Power: 6,152,720 (1) (3)
	9.	Sole Dispositive Power: 4,346,640 (1) (2)
	10.	Shared Dispositive Power: 6,152,720 (1) (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,499,360 (1) (2) (3) (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐(4)
13.	Percent of Class Represented by Amount in Row (11): 8.8% (5)
14.	Type of Reporting Person (See Instructions): IN

(1)	On September 22, 2014, Vidara Therapeutics Holdings LLC, a Delaware limited liability company (“Vidara Holdings”) made a pro rata distribution (for no consideration) to its members of 31,350,000 Ordinary Shares of the Issuer. The Ordinary Shares set forth in this Schedule 13D were received by Altiva Capital, LLC and Mayura Trust A as a result of such pro rata distribution. On November 13, 2014, Altiva Capital LLC agreed to sell 6,086,957 ordinary shares pursuant to that certain Underwriting Agreement, dated as of November 13, 2014 (the “Underwriting Agreement”), among the Issuer, the several selling shareholders (the “Selling Shareholders”) named in Schedule I to the Underwriting Agreement and Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Cowen and Company, LLC and Jefferies LLC, as representatives of the several underwriters (the “Underwriters”) named in Schedule II to the Underwriting Agreement. Altiva Capital LLC also granted the Underwriters the option to purchase an additional 913,043 ordinary shares. The numbers in the table above assumes no exercise by the Underwriters of their option to purchase additional shares.
(2)	These 4,346,640 Ordinary Shares are held by Altiva Capital, LLC of which Mr. Venkataraman is the sole managing member. 78% of Altiva Capital, LLC is owned by Mayura Trust A and the remaining 22% is owned by family trusts of which Mr. Venkataraman’s wife and kids are the beneficiaries and he and his wife, respectively, act as the trustee.
(3)	These 6,152,720 Ordinary Shares held by Mayura Trust A. Mayura One LLC is the trustee of the Mayura Trust A. The managing members of Mayura One LLC are Mr. Venkataraman, Christopher Graham and Christopher Manning. Mr. Graham and Mr. Manning disclaim beneficial ownership of any shares held by Mayura Trust A. The beneficiaries of Mayura Trust A are Mr. Venkataraman and his descendants.
(4)	Excludes 102,328 ordinary shares held by the Mohun Patrick Nohria 2013 Gift Trust, of which Mr. Venkataraman is a trustee and disclaims beneficial ownership of such ordinary shares.
(5)	The percentages used herein are calculated based on an aggregate total of 118,852,790 ordinary shares outstanding as of October 31, 2014.

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment to Schedule 13D relates to ordinary shares, nominal value $0.0001 per share (the “Ordinary Shares”) of Horizon Pharma plc, a public limited company formed under the laws of Ireland (the “Issuer”). The Issuer has its principal executive offices at Adelaide Chambers, Peter Street, Dublin 8, Ireland.

Item 2. Identity and Background

(a)-(c): This Schedule 13D is being filed by Balaji Venkataraman, a natural person with an address at 13185 Owens Way, Alpharetta, GA 30004. The principal occupation of the Reporting Person is managing member of Altiva Capital, LLC (“Altiva”), a Delaware limited liability company. The principal business of Altiva is that of a private investment company. The principal office of Altiva is located at 13185 Owens Way, Alpharetta, Georgia 30004. 78% of Altiva Capital, LLC is owned by Mayura Trust A and the remaining 22% is owned by family trusts of which Mr. Venkataraman’s wife and kids are the beneficiaries and he and his wife, respectively, act as the trustee.

(d)-(e): During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f): Balaji Venkataraman is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

As described in response to Item 4, the Ordinary Shares to which this Schedule 13D relates have not been purchased by the Reporting Person, and thus no funds were used for such purpose.

Item 4. Purpose of Transaction

On September 22, 2014, Vidara Therapeutics Holdings LLC, a Delaware limited liability company (“Vidara Holdings”) made a pro rata distribution (for no consideration) to its members of 31,350,000 Ordinary Shares. The Ordinary Shares set forth in this Schedule 13D were received by Altiva Capital, LLC and Mayura Trust A as a result of such pro rata distribution.

On November 13, 2014, Altiva Capital LLC agreed to sell 6,086,957 ordinary shares pursuant to that certain Underwriting Agreement, dated as of November 13, 2014 (the “Underwriting Agreement”), among the Issuer, the several selling shareholders (the “Selling Shareholders”) named in Schedule I to the Underwriting Agreement and Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Cowen and Company, LLC and Jefferies LLC, as representatives of the several underwriters (the “Underwriters”) named in Schedule II to the Underwriting Agreement. Altiva Capital LLC also granted the Underwriters the option to purchase an additional 913,043 ordinary shares.

Item 5. Interest in Securities of the Issuer

(a)-(b) The Reporting Person’s current beneficial ownership in the Issuer and the Ordinary Shares arising from such ownership is set forth on the cover page to this Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such cover page has been calculated based on an aggregate total of 118,852,790 ordinary shares outstanding as of October 31, 2014.

The number of outstanding Ordinary Shares of Issuer that may be deemed to be beneficially owned by the Reporting Person with respect to which there is (i) sole voting power is 4,346,640, (ii) shared voting power is 6,152,720, (iii) sole dispositive power is 4,346,640, and (iv) shared dispositive power is 6,152,720. The foregoing does not include 102,328 ordinary shares held by the Mohun Patrick Nohria 2013 Gift Trust, of which Mr. Venkataraman is a trustee and disclaims beneficial ownership of such ordinary shares. References to notes (2) and (3) set forth on the cover page to this Schedule 13D are incorporated by reference herein. The numbers above assumes no exercise by the Underwriters of their option to purchase additional shares.

(c) The Reporting Person has not effected any transaction in the Ordinary Shares during the past 60 days.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares relating to more than 5% of the issued and outstanding Ordinary Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Material to be filed as Exhibits.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as November 17, 2014

/s/ Balaji Venkataraman
Balaji Venkataraman